
Ramik
AccuScan
AccuPoint

Focused on the Future

Neogen Corporation · Annual Report 2004

The Mission of Neogen Corporation is to be the dominant company in the development and marketing of solutions for food and animal safety.

Contents

Financial Highlights

Amounts in thousands, except Per Share

Years Ended May 31,	**2004**	2003	2002	2001	2000
Operations:					
Total Revenues	**$ 55,498**	$ 47,685	$ 42,065	$ 35,756	$ 24,228
Food Safety Sales	**27,567**	26,476	20,970	17,390	12,178
Animal Safety Sales	**27,931**	21,209	21,095	18,366	12,050
Operating Income	**7,542**	6,785	5,500	4,265	2,363
Net Income	**5,099**	4,787	3,945	3,170	2,374[1]
Basic Net Income Per Share	**.64**	.63	.53	.44	.32[1]
Diluted Net Income Per Share	**.61**	.60	.49	.43	.32[1]
Average Shares Outstanding	**8,377**	7,985	7,972	7,395	7,403

[1]Exclusive of nonrecurring $700 after tax income ($0.10 per share) from litigation settlement in 2000

Total Revenues
(Dollars in thousands)


$60,000
50,000
40,000
30,000
20,000
2000
2001
2002
2003
2004

Net Income
(Dollars in thousands)


$5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
2000
2001
2002
2003
2004

Total Assets
(Dollars in thousands)


$65,000
55,000
45,000
35,000
25,000
2000
2001
2002
2003
2004

Dollars in thousands

May 31,	**2004**	**2003**	**2002**	**2001**	**2000**
Financial Strength:					
Cash and Marketable Securities	**$ 1,696**	$ 8,897	$ 6,353	$ 7,182	$ 10,670
Working Capital	**20,619**	22,208	19,651	18,244	18,265
Total Assets	**59,975**	48,036	40,270	33,022	29,529
Long-Term Debt	**3,900**	–	–	28	77
Stockholders' Equity	**47,842**	41,402	35,546	29,337	25,804

Fiscal year 2004 was another record year for Neogen revenues and earnings.

In every annual report since 1993, I've started my message with virtually the same words as above. I'm extremely proud of the team of Neogen employees that once again has kept our growth record intact.

When we finished the 2004 year, we could point to 50 quarters in the last 54 when revenues showed a gain over the same quarter in the prior year. Furthermore, Neogen has recorded profits from operations in every quarter for the past 11 years.

Revenues for our 2004 fiscal year were $55.5 million, a 16% increase. Net income for the year was $5.1 million as compared to approximately $4.8 million in the prior year—or $0.61 per share compared to $0.60 last year. However, I think it is important to point out that before nonrecurring expenses, total profits from operations for the FY '04 year were approximately $8.0 million, or an 18% increase in operating profits on a 16% increase in revenues.

In the fourth quarter, Neogen recorded approximately $450,000 in pretax nonrecurring expenses related to the shutdown of our Chicago operations and the associated move of that veterinary instrument group to Lansing and Lexington.

Balance Sheet Strong

Neogen generated almost $3.0 million in cash from our operations before acquisitions and the purchase of real estate. Our financial performance was aided by our continued success in reducing expenses that brought sales, general, and administrative costs down to 31% of revenues as compared to 34% last year.

Neogen made significant new land and building purchases in both Lexington and Lansing during the year and acquired two outstanding companies. However, at year end, we had only drawn $3.9 million against our long-term bank lines of credit and had offsetting cash and marketable securities of $1.7 million.



James L. Herbert

Operating Income
(Dollars in thousands)


$8,000
7,000
6,000
5,000
4,000
3,000
2,000
2000
2001
2002
2003
2004

Neogen also continued its solid growth in shareholder value. Shareholder equity increased by 16%, and the company paid shareholders a 25% stock dividend effective on January 1.

Forbes Magazine named Neogen for the third time as one of the 200 Outstanding Small Public Companies in America. Fortune Small Business Magazine, also for the third time, honored us as being one of the 100 Fastest Growing Small Public Companies in the U.S.

Both Divisions Solid

Neogen manages its business as two divisions—Food Safety and Animal Safety. Both made solid progress for the year.

Our Food Safety Division faced a tough comparison, as the prior year had shown a 26% increase in revenue. However, the Food Safety Division was up 4% over that very good FY '03. The growth slow down was due in part to weather conditions that provided a relatively clean grain crop in FY '04 as compared to a year earlier. On the other hand, sales of test kits to detect the harmful bacteria *Listeria* were up 15%, sales of test kits to monitor food allergens were up 31%, and sales of test kits for the detection of genetic modification in grains showed nice gains.

Revenues for the Animal Safety Division were up 32% for the year. The veterinary instrument group was the star for this division with revenues up 35% compared to a year earlier. This division continued to develop and expand its market for diagnostic tests for the detection of drugs of abuse in live animals as well as other animal products.

Acquisition Strategy Continues

During the year, Neogen continued expansion of its intervention products with the acquisition of two companies from ConAgra—Hacco® and Hess & Clark®. The Hess & Clark acquisition gave Neogen an entry into the disinfectant market to help control diseases and bacteria in animals and reduce the related impact on our food supply. The Hacco acquisition well positioned us as a participant in the $300 million rodenticide market. Rats and mice destroy an estimated $30 billion in food products per year, spread bacteria and leave associated filth in food and feed supplies.

Improvement Through Consolidation

In the fourth quarter, Neogen shut its veterinary instrument operations in Chicago and relocated those activities to Lexington and Lansing. That leased facility had become inefficient as the business had grown. The well-planned move allowed an almost seamless transition.

To effect the consolidation, the company took a pretax $450,000 charge to profits. However, it is expected this consolidation will add a minimum of $0.04 per share per year beginning in FY '05.

Markets Continue Growth

It seems clear that the markets for our products aimed at providing solutions for both food and animal safety will continue to grow. Opportunities are almost too numerous to mention: diagnostic tests to help strengthen the firewall against mad cow disease; disinfectants to control disastrous avian influenza; tests to segregate grains contaminated with hazardous natural toxins; tests to help food processors prevent contamination by food allergens such as peanuts and eggs; tests to detect drug residues in animals as well as animal and seafood products; and tests to help prevent pathogenic bacteria from getting to the dinner plate.

In addition to the U.S. markets, Neogen is beginning to more successfully capitalize on its international opportunities. Though we have hardly tapped that potential, we did see the percent of total revenues derived from international markets increase to 25% of total revenues this year as compared to 20% a year ago.

Stockholders' Equity
(Dollars in thousands)


$50,000
45,000
40,000
35,000
30,000
25,000
2000
2001
2002
2003
2004

Focused on the Future

Though Neogen management is pleased with the performance of the FY '04 year, we are even more pleased with the steps made to ensure the company's future growth.

We believe it does take a disciplined strategy based upon years of experience to look beyond the market needs on a quarter by quarter basis and keep a focus on where the demands may be two and three years into the future. Of course, that focus on the future dare not ignore current market needs or those for the near term future.

We believe the 2004 year provided us an opportunity to get even better positioned for long-term growth. Good new facilities became available, interest rates were cheap, quality people became easier to hire, and our R&D teams found promising new product candidates.

Neogen's strong balance sheet and substantial unused bank lines of credit will enable us to continue our internal development, and at the same time allow us to make those synergistic acquisitions that will help accelerate growth.

James L. Herbert,
President



Extensive facility modernization and expansion in its 2004 fiscal year has prepared Neogen to meet the expanding needs of its worldwide markets well into the future. Pictured here, sample pads are prepared for use on Neogen's innovative new AccuPoint® ATP Sanitation Monitoring System.

Sustained, substantial growth requires more than the mere evolution of a business based on last year's revenue. Although today's successful company must provide solutions based on current market and customer demands, planning for growth well into the future depends upon developing a focused long-term plan that builds on the groundwork laid in years past.

Focused on the Future

In fiscal year 2004, Neogen made significant progress in initiating and implementing a comprehensive developmental plan that is the direct result of its focus on the future. At the same time, Neogen continued its outstanding record of profitable quarters from operations and year-over-year quarterly revenue increases. During FY 2004, Neogen earned its third inclusion on Forbes Magazine's annual list of the 200 Best Small Companies in America, and was named to Fortune Small Business' list of the 100 fastest-growing, publicly-held small businesses in America for the third straight year.

Elements of Neogen's future-growth-driven developmental plan executed throughout FY 2004 included the acquisition of two accomplished companies with products that closely complement Neogen product offerings, the closing of an outdated facility, the expansion and modernization of numerous company facilities, and the successful launch of several innovative products.

Neogen's exceptional performance continues to earn the praise of the financial press, as Neogen was again named one of Forbes Magazine's 200 Best Small Companies in America, and to Fortune Small Business' list of the fastest growing public small businesses in America.


AMERICA'S
200 UP
& COMERS

Acquisitions

Acquisitions of two companies from ConAgra, Hacco and Hess & Clark, furthered Neogen's penetration into the synergistic market area of food and animal safety intervention products. Adding to Neogen's established strength of food and feed safety testing products, Hacco and Hess & Clark products expand on that strength by intervening before food or feed safety or animal health can be compromised. In most cases, these expanded product offerings can be marketed to the same customer base by Neogen's existing sales and marketing team.

Acquiring Hess & Clark provided Neogen an entry into the disinfectant market to help aid in the control of diseases and bacteria in animals that impact our food supply. One of Hess & Clark's products, the U.S. EPA-approved DC&R® Disinfectant, effectively controls the strain of avian influenza responsible for recent outbreaks in the United States, Canada and Asia, along with important swine diseases. Neogen is well acquainted with poultry and swine production, both inside the farm gate with veterinary instruments, as well as with a number of diagnostic test kits for food and feed products as poultry and swine are processed on their way to the dinner plate.

The Hacco acquisition positioned Neogen as a significant participant in the worldwide rodenticide market. Hacco is the supplier of such leading products as Ramik®, Havoc® and Prozap®. Current industry estimates place the total rodenticide market in the United States alone at approximately $300 million. Despite man's best efforts, rodent-borne disease and contamination remain substantial threats to the safety and quality of food and feed. Rodents are well-known vectors of disease in livestock, especially chickens and swine, and cause significant losses of food, both through ingestion, and contamination with their hair and waste. These losses have been estimated to be approximately $30 billion annually on a worldwide basis.

Neogen's two new operations were well on their way at year's end to being fully integrated with sales results exceeding pre-acquisition forecasts and sales performance under prior ownership. Neogen expects to see continued improvements from their integration well into the second quarter of its 2005 fiscal year.


DANGER

With its November 2003 acquisition of Hess & Clark from ConAgra, Neogen stepped further into the intervention arena—a critical link in the food and animal safety chain. Hess & Clark's DC&R Disinfectant is used to combat the spread of disease in the animal production environment, with uses that include preventing the spread of financially devastating avian influenza in poultry houses.

Rodents: A danger to food and feed

In 2004, despite extensive control efforts, rodents remain capable of delivering staggering losses to the food supply and livestock industry. Just a few of the annual costs associated with rodents include:

$30 billion
Estimated annual worldwide food loss to rodents before it can be consumed by humans.

$223 million
Estimated annual cost of mice control in the US.

$108 million
Estimated annual cost of rat control in the US.

$100 million
Estimated annual loss to US hog producers to salmonellosis, which has been linked to rodents.


Ramik
Bait Packs
Rodenticide
Mice & Rats



Focused on the Future

To meet the expanding needs of its worldwide food and animal safety customers, Neogen maintains facilities in Lansing, Mich., Lexington, Ky., Randolph, Wisc., Baltimore, Md., Tampa, Fla., Ayr, Scotland, and Shanghai, China. Facilities in Lansing, Lexington, and Ayr were expanded and modernized in FY 2004 to gain the capacity needed to meet expected market growth.

Consolidation

In March, Neogen took action to consolidate the Company's Chicago Ideal® Instruments operations into existing operations in Lansing, Michigan, and Lexington, Kentucky. The consolidation was completed prior to Neogen's year end on May 31. Ideal's inventories of finished goods, packaging, shipping, and customer service were relocated to Neogen's Lexington operations. Engineering, manufacturing, and quality control operations were transferred to the Company's Lansing facilities.

The closing of Neogen's Chicago plant and consolidation of its veterinary instruments business into other Company locations is expected to save Neogen, on a pre-tax basis, approximately $400,000 to $500,000 annually, beginning in the 2005 fiscal year. In addition, this consolidation will improve customer service and provide a stronger foundation to improve the FY 2004 exceptional operating performance for veterinary instruments.

Facility improvements and expansion

In FY 2004, Neogen's forward-thinking focus led to significant facility upgrades and expansions necessary to meet future production and operational goals.

During the year, Neogen purchased and moved into an 80,000 square-foot facility in Lexington, to meet the rapidly expanding needs of its Animal Safety

Division. The new facility is three times larger than the previous leased capacity, and includes space for all veterinary instrument distribution from the closed Chicago facility. The move will also free up space at the Company's separate Lexington veterinary pharmaceutical plant to allow increased production and improved operating efficiency for that operation.

In early FY 2004, Neogen opened a 25,000 square-foot food safety diagnostic manufacturing facility near its Lansing headquarters. The new facility not only improves manufacturing efficiencies, but also provides the space to at least double the Company's food safety diagnostic manufacturing capacity.

In December 2003, Neogen purchased an additional 50,000 square feet adjacent to its Lansing campus. About 20% of this new space has been converted for veterinary instruments manufacturing and became operational just before year-end. The remainder of the space is in the process of renovation to allow for additional expansion and to accommodate synergistic acquisitions that are likely to become available. With the purchase of this facility, the Company has over 115,000 square feet of space for Lansing-based operations.

Early in the year, Neogen moved into new facilities in Scotland to accommodate the FY 2003 acquisition of Adgen®, Ltd., and to expand Neogen's European Union distribution. Adgen's name has been changed to Neogen® Europe, Ltd., and is already handling direct distribution to England, Scotland, Ireland, and France. Neogen Europe will continue to provide important sales and technical support for independent distributors in other EU countries.


Aflatoxin
Aflatoxin
SAMPLE
SAMPLE

Innovation that endures

Investing in improved infrastructure only makes sense if that additional capacity can ultimately generate increased sales. New products represent one of several important factors necessary to generate consistent sales growth. Neogen's series of recently introduced product innovations, as well as those still in the R&D pipeline, are strong indicators that the Company's status as a leader will endure well into the foreseeable future. Recent innovations include:


AccuScan

- AccuScan™, the only handheld lateral flow test reader available on the market. AccuScan provides an easy method to objectively read, store, and analyze results from Neogen's Reveal line of lateral flow tests for *Listeria*, *E. coli* O157:H7, *Salmonella*, GMOs, mycotoxins, food allergens and ruminant material in animal feed.

- Reveal® for Aflatoxin, a new lateral flow test format that is the easiest and quickest test available for aflatoxin, a carcinogenic mold toxin in grain. In a format similar to a home pregnancy test, sample results are available in as little as two minutes. Reveal for Deoxynivalenol (DON), another mycotoxin of concern to grain testers, is in the final stages of development.

- The AccuPoint ATP Sanitation Monitoring System, which puts the speed and convenience of ATP testing in a rugged, but lightweight instrument that easily fits in the palm of a hand. AccuPoint is available at a lower initial cost and is designed to be a more consistent, reliable system that can be effectively operated by food industry professionals to monitor cleanliness with virtually no user variability. It also is positioned to provide instant results for the virtually untapped food service market.



- Worldwide distribution rights to Colitag™, an EPA-approved water test for coliforms and *E. coli*. Industry estimates place the growing worldwide rapid water testing market at about $100 million. The patented Colitag system represents the next generation of tests to detect dangerous coliform bacteria, including *E. coli*, in water. Unlike its predecessors, Colitag detects coliforms (e.g., bacteria normally found in the intestine) that have been weakened, but not killed, by inadequate water treatment efforts.





- The GeneQuence™ Automated Pathogen Detection System, a fully automated processing system that is capable of performing multiple assays simultaneously. When combined with GeneQuence's gene probe assays, the system can quickly and accurately detect pathogens. Neogen currently has assays for use with the GeneQuence system to detect *Salmonella*, generic *Listeria*, *Listeria monocytogenes*, and *E. coli* O157:H7.

These innovative new product introductions will strengthen Neogen's leadership position in the marketing of solutions for food and animal safety for FY 2005 and beyond.

Focused on the Future

In FY 2004, Neogen made significant progress in initiating and implementing a comprehensive plan that is the direct result of its focus on the future. The progress made will enable Neogen to be even more successful in the years ahead in anticipating, creating and capitalizing on new food and animal safety opportunities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in overall changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

Obsolete inventory is written off as it is identified against the reserve. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations. A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change.

Valuation of Intangible Assets and Goodwill

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2004 and it was determined that no impairment exists. There was also no impairment indicated for 2003 or 2002. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

- Significant underperformance relative to expected historical or projected future operating results.
- Significant changes in the use of acquired assets or strategy of the Company.
- Significant negative industry or economic trends.

Management's Discussion and Analysis of Financial Condition and Results of Operations

When management determines that the carrying value of intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value is compared to a value determined based on projected discounted cash flows using a discount rate commensurate with the risk inherent in the Company's current business model. Any impairment identified in this computation is given current recognition in any unissued financial statements. Changes to the discount rate used in the analysis or discounted cash flows can have a significant impact on the results of the impairment test.

Results of Operations

Executive Overview

On an overall basis, the 2004 fiscal year had excellent increases in comparison with the fiscal year ended May 31, 2003 primarily as a result of revenue increases in the Animal Safety segment. A portion of the Animal Safety segment's revenue increases came from the Company's late November acquisitions of Hacco, Inc. and Hess & Clark, Inc. that were reported as new components of this segment in the current year. Additionally, Animal Safety segment revenue growth from continuing products increased 12% following a year in which the segment experienced little growth. Growth came as a result of economic improvements in certain markets and from implementation of the segment's sales and marketing plans. Food Safety segment revenues increased 4% with difficult revenue comparisons in the current year following large weather related sales increases in the prior year. The segment had successes during the year in sales of test kits for *Listeria*, *Salmonella*, and allergens and increased sales of test kits for genetically modified organisms to South America. While total revenues were up 16%, net income was up 7% principally as a result of changes in product mix on overall gross margins, the effect of reorganization expenses related to the closing of the Chicago manufacturing operation that consolidated the veterinary instruments business to other locations within the Company and integration costs of the Hacco and Hess & Clark acquisitions, all offset by strong control of other costs.

REVENUES

(Dollars in thousands)

	Twelve Months Ended				
	May 31, 2004	**Increase (Decrease)**	May 31, 2003	Increase (Decrease)	May 31, 2002
Food Safety:					
Natural Toxins and Allergens	**$ 10,502**	**(7%)**	$ 11,252	39%	$ 8,102
Bacterial and General Sanitation	**10,457**	**-**	10,417	17%	8,918
Other	**6,608**	**37%**	4,807	22%	3,950
	$ 27,567	**4%**	$ 26,476	26%	$ 20,970
Animal Safety:					
Life Sciences and Other	**$ 3,973**	**1%**	$ 3,924	17%	$ 3,364
Vaccines	**1,287**	**10%**	1,166	4%	1,117
Rodenticides and Disinfectants	**4,076**	**-**	-	-	-
Veterinary Instruments	**4,350**	**28%**	3,395	(22%)	4,327
Other	**14,245**	**12%**	12,724	4%	12,287
	$ 27,931	**32%**	$ 21,209	1%	$ 21,095
Total Revenues	**$ 55,498**	**16%**	$ 47,685	13%	$ 42,065

Within the Food Safety business segment, sales of natural toxin and allergen test kits decreased 7% in comparison with the prior year. A significant portion of the U.S. grain crop was contaminated with aflatoxin in 2002 and the Company's products were widely used in the Company's 2003 fiscal year in the identification of infected commodities and thereby the protection of consumers from exposure to this carcinogen. The 2003 crop was largely uncontaminated. The Company continues to enjoy rapid market acceptance of the allergen products. Sales of diagnostic tests for monitoring bacterial pathogens and general sanitation products were unchanged in 2004. The Company experienced heavier levels of competition during the year and certain customers have decreased frequencies of testing for *E.coli*. Sales of diagnostic test kits for the detection of *Listeria* and *Salmonella* increased by 17% and 6% respectively in comparison with the prior year. These increases were the result of increased market penetration and general acceptance of these product offerings. Other sales increased by 37% principally due to increased penetration into the dehydrated cultured media markets and from increased sales of test kits to South America to detect soybeans that have been genetically modified to make them tolerant to Roundup herbicides.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In the year ended May 31, 2003, Food Safety sales increased 26% in comparison with the year ended May 31, 2002. Each of the Lansing based product groups contributed to the increase with a 17% increase coming from sales of tests to detect bacterial pathogens and general sanitation testing products. Additional increases resulted in a 39% increase coming from sales of products to detect natural toxins and allergen detection products. An outbreak of aflatoxin in the Midwest in 2002 contributed to the sharp increase in sales of natural toxin detection products. Growth in sales of detection products for several other natural toxins was strong as awareness for the need for testing for these toxins had increased. The growth in allergen detection products is fueled by public and producer recognition of this food safety problem. Sales of Acumedia®, the Company's dehydrated culture media manufacturing subsidiary, increased 15% in 2003 with continued penetration into Food Safety markets and the addition of other customers.

Within the Animal Safety business segment, sales of Life Sciences and other related products increased 1% in comparison with the prior year. Life Sciences and other products sales include sales of diagnostic products for detection of drugs of abuse in performance animals and life science products used by customers in research projects. Testing markets for drugs of abuse in performance animals is generally a mature market with revenues steady between the years. Markets for products marketed for use in the research and development of life sciences are cyclical, which accounted for the small growth in the category in 2004 following excellent growth in 2003. Sales of Neogen's vaccine for equine botulism increased by 10% for the year due to strong international deliveries. The acquisition of Hacco's rodenticides and Hess & Clark's disinfectants in November were a significant addition to the sales of the Animal Safety business segment (see table on page 11). Sales of veterinary instruments were up 28% in comparison with the prior year with significant sales to the chain store retail segment. Other sales consisted primarily of AmVet® Pharmaceutical products and Triple Crown™ products, which increased 12% over the same period in the prior year as the Company continues to penetrate the animal safety market.

Overall sales for the Animal Safety segment in 2003 grew by 1% over the 2002 year. Double digit sales percentage increases were experienced in all Neogen Lexington product lines except for Triple Crown, which decreased by 14%. Sales of Life Sciences and other test kits increased by 17% in 2003 in comparison with the year ended 2002. Sales of Neogen's equine vaccines increased by 4% in comparison with 2002. Overall veterinary instrument sales were down 22% in the period ended May 31, 2003 when compared with the period ended May 31, 2002. Competition in certain of the products that comprise the Triple Crown line increased dramatically during the year. Sales of Ideal veterinary products decreased 20% for over the counter instruments. This decrease resulted primarily from the prior year being inclusive of a large initial stocking order for Tractor Supply Company's 413 United States stores and another initial stocking order for Ideal's detectable D3™ needles for the swine industry.

COST OF GOODS SOLD

(Dollars in thousands)	**2004**	**Increase**	2003	Increase	2002
Cost of Goods Sold	**$ 27,989**	**29%**	$ 21,763	8%	$ 20,196

Cost of goods sold increased by 29% in 2004 and by 8% in 2003 in comparison with the prior year. This compares against a 16% increase in revenues in 2004 and a 13% increase in revenues in 2003. As expressed as a percentage of revenues, cost of goods sold was 50% in 2004, 47% in 2003 and 48% in 2002.

Food Safety gross margins were 57%, 61% and 60% in 2004, 2003 and 2002, respectively. Changes in margins between periods relate primarily to changes in product mix. With relatively higher levels of sales of diagnostic kits related to the aflatoxin outbreak in 2003, Food Safety margins were higher in that year than in either 2002 or 2004. Additionally, in 2004, the Company carried certain additional overhead costs related to the new diagnostic manufacturing facility and the new ATP product introduction late in the year that adversely affected gross margins.

Animal Safety gross margins were 42%, 45% and 44% in 2004, 2003 and 2002, respectively. Changes in margins between periods relate primarily to product mix. In particular, margins on certain products are subject to fluctuations based on market conditions. The Company does not maintain any of the particular products that are subject to price fluctuations in inventory (they are shipped directly to customers from the vendors).

OPERATING EXPENSES

(Dollars in thousands)	**2004**	**Increase (Decrease)**	2003	Increase (Decrease)	2002
Operating Expenses:					
Sales and Marketing	**$ 12,052**	**0%**	$ 12,077	21%	$ 9,939
General and Administrative	**5,023**	**21%**	4,146	(1%)	4,178
Research and Development	**2,893**	**(1%)**	2,914	29%	2,252

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales and marketing expense categories remained consistent in 2004 with 2003. As a percentage of sales, sales and marketing expense decreased in 2004 to 22% from 25% in 2003 and 24% in 2002. The reduction of sales and marketing expenses as a percentage of revenues resulted from strong cost containment measures instituted early in the year. Also, during 2004, a royalty agreement expired in which the Company was obligated to pay royalties to research corporation investors on natural toxin test kit sales. This royalty contributed 1% of the decrease in expenses. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally in the future, but does not expect related expenses to increase materially as a percentage of sales.

General and administrative expenses increased by 21% in 2004 and decreased by 1% in 2003 from the same period in 2002. Significant increases in 2004 resulted primarily from the acquisition of Hacco in November 2003 and Adgen in February of the prior year as well as due to increased levels of operations of the Company. As a percentage of revenue, general and administrative expenses remained at 9% in 2004 in comparison with 9% in 2003 and decreased from 10% in 2002. These expenses tend to remain more fixed as compared to many other Company expenses.

Research and development expenses decreased by 1% in 2004 in comparison with 2003 and had increased in 2003 by 29% in comparison with 2002. As a percentage of revenue these expenses were 5%, 6% and 5% in the years ended May 31, 2004, 2003 and 2002 respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 5% to 6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Certain of the Company's products require relatively less in research and development expenses.

OPERATING INCOME

(Dollars in thousands)	**2004**	**Increase**	2003	Increase	2002
Operating Income	**$ 7,542,000**	**11%**	$ 6,785,000	23%	$ 5,500,000

During fiscal year 2004 and 2003, the Company's operating income was 14% of revenues as compared to 13% in 2002. The Company was successful in maintaining its operating income despite fluctuations in gross margins by aggressive controls of other expenses.

OTHER INCOME

(Dollars in thousands)	**2004**	**(Decrease)**	2003	Increase	2002
Other Income - Interest and Other	**$ 132**	**(73%)**	$ 488	6%	$ 460

Other income decreased significantly in 2004 principally as a result of decreased royalties from related limited partnerships that expired in fiscal 2004. The interest income component of other income decreased in 2004 principally as a result of the expenditures of the invested funds on acquisitions.

FEDERAL AND STATE INCOME TAXES

(Dollars in thousands)	**2004**	**Increase**	2003	Increase	2002
Federal and State Income Taxes	**$ 2,575**	**4%**	$ 2,486	23%	$ 2,015

Federal and state income tax rates used in the computation of income tax expense in the periods remained comparable to those in the prior year. Expressed as a percentage of income before tax, such rates were 33.6% in 2004; 34.2% in 2003 and 33.8% in 2002.

NET INCOME AND NET INCOME PER SHARE

(Dollars in thousands-except per share data)	**2004**	**Increase**	2003	Increase	2002
Net Income	**$ 5,099**	**7%**	$ 4,787	21%	$ 3,945
Net Income Per Share-Basic	**$ .64**		$ 0.63		$ 0.53
Net Income Per Share-Diluted	**$ .61**		$ 0.60		$ 0.49

Net income and net income per share in 2004 has been reduced by $300,000 or $.04 per share related to the closing of the Company's Chicago area plant and the relocation of the operation to Lansing and Lexington.

Future Operating Results

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities;
- expanding the Company's markets by fostering increased use of Company products by customers;
- strengthening sales and marketing activities in areas outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing businesses or create new business areas.

Financial Condition and Liquidity

On May 31, 2004, the Company had $1,700,000 in cash and marketable securities, working capital of $20,600,000 and stockholders' equity of $47,800,000. In addition available bank lines of $11,100,000 were available to, if necessary, support ongoing operations or acquisitions.

Cash and marketable securities decreased $7,200,000 during 2004. Cash provided from operations of $2,981,000 was offset by the acquisition of Hacco, Inc. and Hess & Clark, Inc. for $10,000,000, and for the purchase of $5,000,000 of property, equipment and other noncurrent assets.

Accounts receivable increased $2,425,000 or 32% when compared to May 31, 2003. This resulted from increased sales together with increases to support the operations of Hacco and Hess & Clark that were purchased without Accounts Receivable. Days sales outstanding increased from 56 days at May 31, 2003 to 58 days at May 31, 2004.

Inventory levels increased 10% ($1,000,000) in 2004 (excluding the new Hacco and Hess & Clark business). As compared to 2003, business with existing customers (excluding Hacco and Hess & Clark), increased 8% during the year. The Company maintains sufficient levels of inventory to assure that customer demands can be met on a timely basis.

Purchases of long-lived assets totaled $5,000,000 and resulted from purchases and renovations of new manufacturing facilities in Lexington and Lansing of $3,300,000 and other expenditures during the year.

Net goodwill and non-amortizable intangible assets increased by $5,627,000 in 2004 primarily as a result of the goodwill acquired in the acquisition of Hacco, Inc. and Hess & Clark, Inc. on November 21, 2003.

The Company renegotiated its bank line in 2004 and borrowed $4,800,000 to partially finance the purchase of Hacco, Inc. and Hess & Clark, Inc. and buildings in Lansing, Michigan and Lexington, Kentucky. At May 31, 2004 the outstanding balance was $3,900,000. At May 31, 2004, the Company had no material commitments for capital expenditures. Inflation and changing prices have not had and are not expected to have a material effect on the Company's operations.

CONTRACTUAL OBLIGATIONS

(Dollars in thousands)

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 3,900	$ -	$ 3,900	$ -	$ -
Operating Leases	1,784	204	327	263	990
Other Long-Term Obligations	2,231	106	318	294	1,513
	$ 7,915	$ 310	$ 4,545	$ 557	$ 2,503

The Company's systems do not currently provide for the routine aggregation of outstanding purchase obligations. In general, purchase obligations for raw material and purchased finished goods for inventory are made to meet current and projected demand and provide for delivery over periods of 15 days to six months from the date the orders are placed with vendors. At any point in time, not more than $5,000,000 of obligations for purchases of inventory are believed to be outstanding. Purchased for other than inventory purposes are controlled by an approved expense budget and senior management approval and, in the case of capital assets, are controlled by an approved capital budget.

Neogen has been profitable from operations for its last 45 quarters and has generated positive cash flow from operations during the period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

New Accounting Pronouncements

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

Management's Responsibility for Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Management's Responsibility for Consolidated Financial Statements

We are responsible for the preparation of the accompanying consolidated financial statements of Neogen Corporation, as well as their integrity and objectivity. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on our best estimates and judgements.

We are also responsible for maintaining a comprehensive system of internal control. Our system of internal control is designed to provide reasonable assurance that we can rely upon our accounting systems and the underlying books and records to prepare financial information presented in accordance with generally accepted accounting principles and that our employees follow established policies and procedures. We continually review our system of internal control for effectiveness. We consider the recommendations of our independent auditors concerning internal control and take the necessary actions that are cost-effective in the circumstances.

The Audit Committee of our Board of Directors is comprised entirely of directors who are not Neogen employees and is responsible for assuring that we fulfilled our responsibilities in the preparation of the accompanying financial statements. The Audit Committee meets regularly with the independent auditors and Neogen management to review their activities and ensure that each is properly discharging its responsibilities and to assess the effectiveness of internal control. The Audit Committee selects the independent auditors, reviews the scope of audits and the accounting principles applied in our financial reporting. Ernst & Young LLP has been engaged as independent auditors to audit the accompanying financials statements and to issue their report thereon, which appears on this page.

To ensure complete independence, Ernst & Young LLP has full and free access to meet with the Audit Committee, without Neogen management present to discuss the results of their audits, the adequacy of internal control and the quality of our financial reporting.

James L. Herbert
President & CEO
July 15, 2004

Richard R. Current
Vice President & CFO
July 15, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Neogen Corporation

We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries as of May 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Neogen Corporation and subsidiaries for the year ended May 31, 2002, were audited by other auditors, whose report dated July 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Grand Rapids, Michigan
July 15, 2004

Neogen Corporation and Subsidiaries: Consolidated Balance Sheets

May 31,	2004	2003
Assets		
Current Assets		
Cash	$ 1,365,000	$ 1,061,000
Marketable securities	331,000	7,836,000
Accounts receivable, less allowance of $571,000 and $611,000	9,924,000	7,499,000
Inventories	12,374,000	9,840,000
Deferred income taxes	651,000	694,000
Prepaid expenses and other current assets	1,630,000	1,041,000
Total Current Assets	26,275,000	27,971,000
Property and Equipment		
Land and improvements	853,000	279,000
Buildings and improvements	7,640,000	2,833,000
Machinery and equipment	7,561,000	7,117,000
Furniture and fixtures	475,000	540,000
	16,529,000	10,769,000
Less accumulated depreciation	5,577,000	6,129,000
Net Property and Equipment	10,952,000	4,640,000
Other Assets		
Goodwill	18,617,000	13,216,000
Other non-amortizable intangible assets	675,000	449,000
Other non-current assets, net of accumulated amortization of $864,000 and $860,000	3,456,000	1,760,000
Total Other Assets	22,748,000	15,425,000
	$ 59,975,000	$ 48,036,000

May 31,	2004	2003
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 3,063,000	$ 3,273,000
Accruals		
Compensation and benefits	1,220,000	1,201,000
Federal income taxes	-	342,000
Other	1,373,000	947,000
Total Current Liabilities	5,656,000	5,763,000
Long-Term Debt	3,900,000	-
Deferred Income Taxes	874,000	405,000
Other Long-Term Liabilities	1,703,000	466,000
Total Liabilities	12,133,000	6,634,000
Stockholders' Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	-	-
Common stock, $0.16 par value - shares authorized 20,000,000;		
8,010,222 and 7,750,607 shares issued and outstanding	1,282,000	1,240,000
Additional paid-in capital	25,785,000	24,582,000
Accumulated other comprehensive income	99,000	3,000
Retained earnings	20,676,000	15,577,000
Total Stockholders' Equity	47,842,000	41,402,000
	$ 59,975,000	$ 48,036,000

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries: Consolidated Statements of Income

Year Ended May 31,	**2004**	2003	2002
Net Sales	**$ 55,498,000**	$ 47,685,000	$ 42,065,000
Cost of Goods Sold	**27,989,000**	21,763,000	20,196,000
Gross Margin	**27,509,000**	25,922,000	21,869,000
Operating Expenses			
Sales and marketing	**12,052,000**	12,077,000	9,939,000
General and administrative	**5,022,000**	4,146,000	4,178,000
Research and development	**2,893,000**	2,914,000	2,252,000
	19,967,000	19,137,000	16,369,000
Operating Income	**7,542,000**	6,785,000	5,500,000
Other Income (Expense)			
Interest income	**48,000**	98,000	132,000
Interest expense	**(61,000)**	-	(3,000)
Royalty and other	**145,000**	390,000	331,000
	132,000	488,000	460,000
Income Before Income Taxes	**7,674,000**	7,273,000	5,960,000
Income Taxes	**2,575,000**	2,486,000	2,015,000
Net Income	**$ 5,099,000**	$ 4,787,000	$ 3,945,000
Net Income Per Share			
Basic	**$ .64**	$ .63	$ .53
Diluted	**$ .61**	$ .60	$ .49

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries: Consolidated Statements of Stockholders' Equity

	Common Stock		Additional	Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	Paid-in Capital	Income	Earnings	Equity
Balance, June 1, 2001	5,823,520	$ 932,000	$ 21,560,000	$ -	$ 6,845,000	$ 29,337,000
Adjustment to reflect						
December 31, 2003						
5-for-4 Stock Split	1,455,880	233,000	(233,000)			
Exercise of options, including						
$64,000 income tax benefit	273,685	44,000	1,427,000	-	-	1,471,000
Repurchase of common stock	(35,000)	(6,000)	(309,000)	-	-	(315,000)
Business acquisition	117,500	19,000	1,089,000	-	-	1,108,000
Net income for 2002					3,945,000	3,945,000
Balance, May 31, 2002	7,635,585	1,222,000	23,534,000	-	10,790,000	35,546,000
Exercise of options, including						
$571,000 income tax benefit	127,660	20,000	1,263,000	-	-	1,283,000
Repurchase of common stock	(52,188)	(8,000)	(550,000)	-	-	(558,000)
Business acquisition	39,550	6,000	335,000	-	-	341,000
Comprehensive income:						
Net income for 2003				-	4,787,000	4,787,000
Foreign currency						
translation adjustments				3,000	-	3,000
Total comprehensive income						4,790,000
Balance, May 31, 2003	7,750,607	1,240,000	24,582,000	3,000	15,577,000	41,402,000
Exercise of options, including						
$250,000 income tax benefit	254,573	41,000	1,148,000			1,189,000
Issuance of shares under						
Employee Stock Purchase Plan	5,042	1,000	55,000			56,000
Comprehensive income:						
Net income for 2004						
Foreign currency					5,099,000	5,099,000
translation adjustments				96,000		96,000
Total comprehensive income						5,195,000
Balance, May 31, 2004	**8,010,222**	**$ 1,282,000**	**$ 25,785,000**	**$ 99,000**	**$ 20,676,000**	**$ 47,842,000**

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries: Consolidated Statements of Cash Flows

Year Ended May 31	2004	2003	2002
Cash Flows From Operating Activities			
Net income	**$ 5,099,000**	$ 4,787,000	$ 3,945,000
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**1,402,000**	1,136,000	1,071,000
Deferred income taxes (credit)	**512,000**	420,000	(400,000)
Income tax benefit of stock plan transactions	**250,000**	571,000	64,000
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(2,225,000)**	(755,000)	(128,000)
Inventories	**(831,000)**	(1,055,000)	(1,579,000)
Prepaid expenses and other current assets	**(587,000)**	70,000	46,000
Accounts payable	**(210,000)**	752,000	885,000
Accruals	**(429,000)**	775,000	(444,000)
Net Cash Provided By Operating Activities	**2,981,000**	6,701,000	3,460,000
Cash Flows From Investing Activities			
Proceeds from sales of marketable securities	**39,019,000**	41,184,000	30,173,000
Purchases of marketable securities	**(31,514,000)**	(44,679,000)	(28,180,000)
Purchases of property, equipment and other noncurrent assets	**(5,043,000)**	(2,461,000)	(1,717,000)
Business acquisitions, net of cash acquired	**(10,034,000)**	(1,850,000)	(3,587,000)
Net Cash Used In Investing Activities	**(7,572,000)**	(7,806,000)	(3,311,000)
Cash Flows From Financing Activities			
Net proceeds from issuance of common stock	**995,000**	712,000	1,407,000
Repurchase of common stock	**-**	(558,000)	(315,000)
Proceeds from (payments on) long-term borrowings	**3,900,000**	-	(77,000)
Net Cash Provided By Financing Activities	**4,895,000**	154,000	1,015,000
Net Increase (Decrease) In Cash	**304,000**	(951,000)	1,164,000
Cash, at beginning of year	**1,061,000**	2,012,000	848,000
Cash, at end of year	**$ 1,365,000**	$ 1,061,000	$ 2,012,000

Year Ended May 31,	2004	2003	2002
Supplemental Cash Flow Information			
Income taxes paid, net of refunds	**$ 2,200,000**	$ 1,050,000	$ 2,890,000
Interest paid	**53,000**	-	3,000

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries: Notes to Consolidated Financial Statements

1. Summary of Accounting Policies

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation, and its wholly owned subsidiaries (collectively, the Company). The investments in and income from research partnerships are not significant to the consolidated financial statements.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States, are excluded from net income and recognized directly as a component of stockholders' equity. At May 31, 2004 and 2003, accumulated other comprehensive income consists of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. No single customer accounted for more than 10% of accounts receivable at May 31, 2004 and 2003.

Fair Values of Financial Instruments

The carrying amounts of marketable securities, accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair value based on either their short maturity or current terms for similar instruments and payment periods associated with these items.

Marketable Securities

All marketable securities are classified as available-for-sale and are used to support current operations or to take advantage of short-term investment opportunities. These securities are stated at estimated fair market value. The cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follows:

May 31,	**2004**	2003
Raw materials	**$ 5,487,000**	$ 3,231,000
Work-in-process	**526,000**	422,000
Finished goods	**6,361,000**	6,187,000
	$ 12,374,000	$ 9,840,000

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which is generally seven to thirty-nine years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $1,180,000, $969,000 and $895,000, in 2004, 2003 and 2002, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include customer relationships, trademarks, trade names and patents. Amortizable intangible assets are amortized on a straight-line basis over five to twenty years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value.

Long-lived Assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is evaluated on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. Any long-lived assets held for disposal are reported at the lower of these net book values or fair value less estimated costs of disposal.

Neogen Corporation and Subsidiaries: Notes to Consolidated Financial Statements

Stock Options

The Company follows Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock option plans. Under Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals the market price of underlying stock on the date of grant. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and net income per share would have been as follows:

Year ended May 31,	**2004**	2003	2002
Net income			
As reported	**$ 5,099,000**	$ 4,787,000	$ 3,945,000
Deduct-compensation expense based on fair value method	**(702,000)**	(706,000)	(916,000)
Pro forma	**$ 4,397,000**	$ 4,081,000	$ 3,029,000
Basic net income per share			
As reported	**$ .64**	$ .63	$ .53
Pro forma	**$ .56**	$ .53	$ .47
Diluted net income per share			
As reported	**$ .61**	$ .60	$ .49
Pro forma	**$ .53**	$ .52	$ .44

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2004, 2003 and 2002, respectively: dividend yield of 0%; expected volatility of 47.0%, 54.0% and 58.0%; risk free interest rates of 2.7%, 2.7% and 4.2%; and expected lives of four years.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $2,164,000, $1,800,000 and $1,469,000 in 2004, 2003, 2002, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred.

Limited Partnership Royalty Income and Expense

Royalty income from related research limited partnership (included as a component of other income) was $132,000 in 2004, $348,000 in 2003 and $266,000 in 2002. Royalty expense paid to related research limited partnership (included as a component of sales and marketing expense) was $281,000 in 2004, $777,000 in 2003 and $589,000 in 2002. The agreement governing royalty expense paid to a limited partnership expired in October 2003. At that time, substantially all royalty expense and limited partnership income ceased.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense (credit) represents the change in net deferred income tax assets and liabilities during the year, after considering deferred income taxes provided as part of the purchase price allocation associated with business acquisitions.

Advertising Costs

Advertising costs are expensed as incurred and totaled $258,000 in 2004, $196,000 in 2003 and $165,000 in 2002.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31,	**2004**	2003	2002
Numerator for basic and diluted net income per share			
Net income	**$ 5,099,000**	$ 4,787,000	$ 3,945,000
Denominator			
Denominator for basic net income per share – weighted average shares	**7,910,863**	7,656,964	7,499,139
Effect of dilutive stock options and warrants	**465,742**	328,344	472,976
Denominator for diluted net income per share	**8,376,605**	7,985,308	7,972,115
Net income per share			
Basic	**$ .64**	$ .63	$ .53
Diluted	**$ .61**	$ .60	$ .49

No options were excluded in any of the years as the result of option prices not exceeding the average market price of the common shares.

Stock Split

On December 31, 2003, the Company effected a 5-for-4 stock split of its common stock. All share and per share amounts in the consolidated financial statements and related notes have been adjusted for all periods to reflect the stock split.

Reclassifications

Certain amounts previously reported in 2003 and 2002 have been reclassified to conform with the presentation used in 2004.

2. Goodwill and Other Intangible Assets

The Company follows the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by SFAS No. 142 as of the first day of the fourth quarter of 2004 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

	Food Safety	Animal Safety
Balance, June 1, 2002	$ 4,217,000	$ 6,997,000
Goodwill acquired	2,002,000	-
Balance, May 31, 2003	6,219,000	6,997,000
Goodwill acquired	90,000	5,311,000
Balance, May 31, 2004	**$ 6,309,000**	**$ 12,308,000**

Other amortizable intangible assets consisted of the following and are included in other noncurrent assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,081,000	$ 229,000	$ 852,000
Covenants not to compete	450,000	310,000	140,000
Patents	427,000	320,000	107,000
Other	181,000	1,000	180,000
Balance, May 31, 2003	$ 2,139,000	$ 860,000	$ 1,279,000
Licenses	$ 1,159,000	$ 273,000	$ 886,000
Covenants not to compete	300,000	198,000	102,000
Patents	464,000	345,000	119,000
Customer relationship intangible and other	1,956,000	48,000	1,908,000
Balance, May 31, 2004	**$ 3,879,000**	**$ 864,000**	**$ 3,015,000**

Amortization expense for other intangibles totaled $222,000 in 2004, $167,000 in 2003 and $176,000 in 2002. The estimated amortization expense for each of the five succeeding years is as follows: 2005 - $267,000; 2006 - $226,000; 2007 - $208,000; 2008 - $195,000; and 2009 - $179,000.

3. Marketable Securities

At May 31, 2003, and in fiscal 2004 until November 21, 2003, the Company held only high quality, short-term investments with maturity dates of less than one year classified as available-for-sale. As such, there were no significant differences between amortized cost and estimated fair market value. Additionally, since investments were short-term and carried to maturity, there were no realized gains and losses in 2004, 2003 and 2002. At May 31, 2004, marketable securities consisted of certificates of deposit.

4. Business Acquisitions

In a purchase transaction on June 30, 2001, the Company acquired all of the stock of QA Life Sciences, a San Diego, California company in the foodborne bacteria testing market. The purchase price, subject to certain post closing adjustments, was 61,000 shares of the Company's common stock. The value of the consideration was discounted by 10% to allow for the one year trading restriction thereon. Allocation of the consideration was $129,000 to current assets, $150,000 to property and equipment and $487,000 to intangible assets, primarily goodwill. A secondary payment of $45,000 was made in July 2002 in the form of common stock. Sales of products after the acquisition in 2002 were $590,000. Immediately following the acquisition, the operations of QA Life Sciences were moved to the Company's facilities in Baltimore, Maryland and Lansing, Michigan where they were combined with the Food Safety Division.

On August 1, 2001, the Company acquired, in a cash transaction, the assets of GENE-TRAK® Systems, a company involved in the manufacture and sale of foodborne pathogen detection products based on DNA probe technology. The acquisition was accounted for as a purchase with assets allocated $378,000 to current assets, $125,000 to property and equipment and $3,144,000 to intangible assets, primarily goodwill. The operations of GENE-TRAK Systems were moved to Lansing, Michigan, and combined with the Food Safety Division. Sales of GENE-TRAK products in 2002 following the acquisition were $1,534,000.

As of February 28, 2003, the Company acquired the outstanding common stock of Adgen Ltd. of Ayr, Scotland, a company involved in the manufacture and sale of diagnostic test kits for the detection of plant diseases and the distribution of food safety diagnostic test kits. Consideration was net cash of $1,850,000 and 32,000 shares of common stock with a fair value of $341,000. Additionally, the Company is obligated to pay contingent consideration up to $450,000 based on future revenue levels. The acquisition was accounted for as a purchase with assets allocated $525,000 to current assets, $49,000 to property and equipment, $359,000 in current liabilities and $1,976,000 to intangible assets, primarily goodwill. If consummated as of the beginning of fiscal 2003, operating results would not have been materially different from amounts previously reported. Adgen continues to be located in Ayr, Scotland.

On November 21, 2003, Neogen Corporation purchased 100% of the common stock of Hacco, Inc. and of Hess & Clark, Inc. from United Agri Products, Inc. a then wholly owned subsidiary of ConAgra, Inc. Hacco has principal offices in Randolph, Wisconsin, and is a producer of rodenticide products. The Hess & Clark acquisition was principally a product line acquisition in which the Company acquired lines of disinfectants and antibacterials.

Consideration for the November 21, 2003 acquisitions was $10,000,000 in cash, including related acquisition costs. Allocation of the purchase price included current assets of $1,800,000; property, plant and equipment of $2,600,000; intangible assets of $7,400,000 (including customer intangibles of $1,900,000; patents and trademarks of $200,000 and goodwill of $5,300,000); and liabilities of $1,800,000, including an environmental remediation liability of $1,200,000 (see Note 8). The customer based asset is expected to be amortized over 20 years. The Companies are believed to be strong synergistic fits into Neogen's overall strategy of providing food and animal safety solutions.

Unaudited pro forma financial information, as if the acquisitions of Hacco and Hess & Clark had taken place on June 1, 2002 is as follows:

Year ended May 31,	**2004**	2003
	(In thousands except per share amount)	
Revenue	$ **61,898**	$ 57,234
Net income	$ **5,696**	$ 5,620
Diluted net income per share	$ **.68**	$ .70

5. Long-Term Debt

On November 26, 2003, the Company entered into a new financing agreement with a bank providing for an unsecured revolving line of credit of $15,000,000 that replaced certain previously existing borrowing arrangements. Interest is at prime less 1.25% or Eurodollar prime equivalent, less 150 basis points at the Company's option (rate elected was 2.50% at May 31, 2004). Financial covenants include maintaining current ratios and debt to earnings ratios (as defined) and specified levels of tangible net worth, all of which are complied with at May 31, 2004. The agreement matures September 1, 2005.

6. Equity Compensation Plans

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant under the terms of the Company's stock option plans. The number of shares authorized for issuance under the plans is 3,074,219. At May 31, 2004, options have been granted with three to five year vesting schedules and option terms of five to ten years.

The following is a summary of stock option plan activity:

	Shares	Weighted-Average Exercise Price
Outstanding at June 1, 2001 (358,471 exercisable)	973,168	$ 5.63
Granted	318,375	10.56
Exercised	(261,610)	5.93
Forfeited	(31,750)	7.22
Outstanding at May 31, 2002 (288,474 exercisable)	998,183	7.09
Granted	323,125	9.78
Exercised	(127,840)	5.62
Forfeited	(30,125)	7.99
Outstanding at May 31, 2003 (362,858 exercisable)	1,163,343	7.97
Granted	353,125	15.21
Exercised	(312,160)	6.05
Forfeited	(1,562)	8.13
Outstanding at May 31, 2004 (301,839 exercisable)	**1,202,746**	**$ 10.53**

Shares available for grant under stock option plans were 151,606, 503,169 and 796,169 at May 31, 2004, 2003 and 2002. The weighted-average grant date fair value of options granted in 2004, 2003 and 2002 was $6.03, $4.33 and $5.03, respectively.

The following is a summary of stock options outstanding at May 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 4.85-6.40	257,280	2.5	$ 5.22	126,279	$ 5.38
$ 7.40-10.76	586,503	4.7	10.13	162,234	10.27
$ 11.12-16.04	358,963	6.8	14.97	13,326	11.12
$ 4.85-16.04	1,202,746	4.9	$ 10.53	301,839	$ 8.26

The weighted-average exercise price of shares that were exercisable at May 31, 2003 and 2002 was $6.61.

The following table summarizes warrant activity. All warrants are exercisable for unregistered common stock of the Company and expire through 2013.

	Shares	Weighted- Average Exercise Price
Outstanding warrants at June 1, 2001	36,250	$ 5.11
Warrants exercised during the year	(32,500)	5.03
Warrants granted during the year	17,500	9.37
Outstanding warrants at May 31, 2002	21,250	8.74
Warrants exercised during the year	(1,250)	5.50
Warrants granted during the year	16,875	9.52
Outstanding warrants at May 31, 2003	36,875	9.21
Warrants exercised during the year	(6,250)	10.48
Warrants granted during the year	15,000	15.20
Outstanding warrants at May 31, 2004	**45,625**	**11.01**

In October 2002, the shareholders approved the adoption of the 2002 Employee Stock Purchase Plan. Common stock totaling 100,000 shares is reserved for issuance under the terms of the plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensation) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. In 2004 5,042 shares were purchased by employees. There were no employee purchases in 2003.

7. Income Taxes

The provision for income taxes consisted of the following:

Year ended May 31,	**2004**	2003	2002
Current:			
U.S. Federal and foreign	**$ 1,729,000**	$ 1,745,000	$ 2,223,000
State	**334,000**	321,000	192,000
Deferred (credit)	**512,000**	420,000	(400,000)
	$ 2,575,000	$ 2,486,000	$ 2,015,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

May 31,	**2004**	2003
Deferred income tax liabilities:		
Depreciation and amortization	**$ 1,052,000**	$ 570,000
Deferred income tax assets		
Inventories and accounts receivable	**698,000**	655,000
Accruals	**131,000**	204,000
Total deferred income tax assets	**829,000**	859,000
Net deferred income tax assets (liability)	**$ (223,000)**	$ 289,000

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31,	**2004**	2003	2002
Tax at U.S. statutory rates	**$ 2,609,000**	$ 2,473,000	$ 2,026,000
Tax credits and other	**(254,000)**	(199,000)	(138,000)
Provisions for state income taxes, net of federal benefit	**220,000**	212,000	127,000
	$ 2,575,000	$ 2,486,000	$ 2,015,000

Neogen Corporation and Subsidiaries:
Notes to Consolidated Financial Statements

8. Commitments and Contingencies

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. The total anticipated cost of remediation over the next twenty years of $1,800,000 has been discounted at 4% and recorded as a liability in the consolidated balance sheet as its net present value of $1,185,000. Estimated payments over the succeeding five years are $90,000 annually, with $1,350,000 due thereafter.

The Company has agreements with related research limited partnerships and unrelated third parties which provide for the payment of royalties on the sale of certain products. Royalty expense, including amounts paid to related research limited partnerships, under the terms of these agreements for 2004, 2003 and 2002 was $900,000, $1,524,000 and $1,215,000 respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2004, 2003 and 2002 was $574,000, $527,000 and $502,000, respectively. Future minimum rental payments for these leases over the next five years are as follows: 2005 - $204,000; 2006 - $157,000; 2007 - $170,000; and 2008 - $153,000; 2009 - $110,000; and $990,000 thereafter.

The Company is subject to certain legal proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

9. Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $323,000, $291,000 and $278,000 in 2004, 2003 and 2002, respectively.

10. Segment Information

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors. Additionally, the Animal Safety segment produces and markets a line of rodenticides to assist in the control of rats and mice in and around agricultural, food production and other facilities.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

	Food Safety	Animal Safety	Corporate and Eliminations [1]	Total
2004				
Net sales to external customers	**$ 27,567,000**	**$ 27,931,000**	**$ -**	**$ 55,498,000**
Operating income	**4,223,000**	**3,679,000**	**(360,000)**	**7,542,000**
Depreciation and amortization	**782,000**	**620,000**	**-**	**1,402,000**
Interest income	**-**	**-**	**48,000**	**48,000**
Income taxes	**1,423,000**	**1,105,000**	**47,000**	**2,575,000**
Total assets	**24,079,000**	**34,914,000**	**982,000**	**59,975,000**
Expenditures for long-lived assets	**2,081,000**	**2,962,000**	**-**	**5,043,000**
2003				
Net sales to external customers	$ 26,476,000	$ 21,209,000	$ -	$ 47,685,000
Operating income	4,864,000	2,542,000	(621,000)	6,785,000
Depreciation and amortization	661,000	475,000	-	1,136,000
Interest income	-	-	98,000	98,000
Income taxes	1,654,000	864,000	(32,000)	2,486,000
Total assets	21,216,000	18,804,000	8,016,000	48,036,000
Expenditures for long-lived assets	2,250,000	211,000	-	2,461,000
2002				
Net sales to external customers	$ 20,970,000	$ 21,095,000	$ -	$ 42,065,000
Operating income	3,755,000	2,571,000	(826,000)	5,500,000
Depreciation and amortization	621,000	450,000	-	1,071,000
Interest income	-	-	132,000	132,000
Income taxes	1,277,000	874,000	(136,000)	2,015,000
Total assets	16,519,000	18,263,000	5,488,000	40,270,000
Expenditures for long-lived assets	817,000	900,000	-	1,717,000

[1] Includes corporate assets, consisting of marketable securities, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

Sales to customers outside the United States amounted to $13,781,000 or 25% of consolidated sales in 2004, $9,609,000 or 20% in 2003 and $8,743,000 or 21% in 2002 and were derived primarily in the geographic areas of South and Central America, Canada, Asia and Europe. The Company does not have sales to any single foreign country or customer exceeding 10% of consolidated net sales.

11. Stock Repurchase

The Company's Board of Directors has authorized the purchase of up to 1,250,000 shares of the Company's common stock. As of May 31, 2004, 870,925 shares had been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $4,940,000. Shares purchased under this buy-back program were retired.

12. Summary of Quarterly Data (Unaudited)

	Quarter Ended			
	August 2003	November 2003	February 2004	May 2004
	(Dollars in thousands, except per share data)			
Net sales	$ 12,233	$ 13,246	$ 14,717	$ 15,302
Gross margin	6,260	7,003	6,926	7,320
Net income	1,302	1,543	1,183	1,071
Basic net income per share	.17	.20	.15	.13
Diluted net income per share	.16	.19	.14	.13

	Quarter Ended			
	August 2002	November 2002	February 2003	May 2003
	(Dollars in thousands, except per share data)			
Net sales	$ 11,163	$ 12,592	$ 11,403	$ 12,527
Gross margin	6,083	7,039	6,042	6,758
Net income	1,075	1,401	1,030	1,281
Basic net income per share	.14	.18	.14	.17
Diluted net income per share	.13	.18	.13	.16

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

Neogen Corporation Officers and Directors

Officers

James L. Herbert
President
Chief Executive Officer

Lon M. Bohannon
Vice President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer

Edward L. Bradley
Vice President
Food Safety Sales and Marketing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Anthony E. Maltese
Vice President
Corporate Development

Terri A. Morrical
Vice President and General Manager
Animal Safety Operations

Mark A. Mozola, Ph.D.
Vice President
Research and Development

Paul S. Satoh, Ph.D.
Vice President
Basic and Exploratory Research

Kenneth V. Kodilla
Vice President
Manufacturing

Directors

Jack C. Parnell
Chairman of the Board
Kahn, Soares & Conway
Former Deputy Secretary,
U.S. Dept. of Agriculture

James L. Herbert
President and CEO
Neogen Corporation

Thomas H. Reed
Secretary of the Board
Special Assistant to the President
Packerland Packing Company

Lon M. Bohannon
Vice President and Chief Operating Officer
Neogen Corporation

Robert M. Book
President, Agrivista, Inc.
Former Vice President
Elanco Products Company

Herbert D. Doan
Former President and CEO
Dow Chemical Company

Gordon E. Guyer, Ph.D.
Former President
Michigan State University

Leonard E. Heller, Ph.D.
Professor, University of Kentucky
CEO, Health Management Services, LLC

G. Bruce Papesh
President
Dart, Papesh & Co.

Legal Counsel

Foster Zack & Lowe, P.C.
2125 University Park Drive
Suite 250
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

Independent Registered Public Accounting Firm

Ernst & Young, LLP
Suite 1000
171 Monroe Avenue NW
Grand Rapids, MI 49503

Form 10-K

Copies of Form 10-K will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

Annual Meeting

10:00 a.m.
October 14, 2004
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909

Stock Profile Activity

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2004, there were approximately 6,000 holders of the Company's common stock.

Year Ended	Fiscal Quarter	High	Low
May 31, 2004	First Quarter	$ 15.520	$ 11.330
	Second Quarter	$ 17.510	$ 13.610
	Third Quarter	$ 23.520	$ 17.010
	Fourth Quarter	$ 22.800	$ 15.830
May 31, 2003	First Quarter	$ 12.300	$ 8.790
	Second Quarter	$ 11.600	$ 8.920
	Third Quarter	$ 12.410	$ 9.800
	Fourth Quarter	$ 13.530	$ 9.200

The stock prices in the above table reflect a stock dividend, having the effect of a 5-for-4 split, that was paid on December 31, 2003.

NEOGEN®
CORPORATION

620 Lesher Place, Lansing, MI 48912
Phone: 517/372-9200 · Fax: 517/372-0108
Email: neogen-info@neogen.com
Web: www.neogen.com · NASDAQ: NEOG